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                             September 14, 2020

       Emanuel Bettencourt
       Chief Executive Officer
       Zoompass Holdings, Inc.
       2455 Cawthra Road, Unit 75
       Mississauga, Ontario, Canada, L5A 3P1

                                                        Re: Zoompass Holdings,
Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed April 9, 2020
                                                            Form 8-K/A dated
August 10, 2020
                                                            Filed August 10,
2020
                                                            Form 10-Q for the
period ended June 30, 2020
                                                            Filed August 19,
2020
                                                            File No. 000-55792

       Dear Mr. Bettencourt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K/A filed August 10, 2020

       Exhibit 99.1 Blockgration Global Corp. audited financials for the fiscal year ended December 31,
       2019 and 20183, page 3

   1. We note that Blockgration made a significant acquisition of another company (Zuum
                                                        Global Services) on
January 2, 2020 and that the operations of Blockgration prior to the acquisition of Zuum
appear to be minimal. Therefore, the financial statements of
                                                        Blockgration filed
pursuant to Rule 8-04 of Regulation S-X are substantially incomplete in the absence of
historical financial statements of Zuum prior to the acquisition by
                                                        Blockgration. Please
provide audited financial statements of Zuum Global Services for the periods required
pursuant to Rule 8-04 of Regulation S-X, since Zuum Global
 Emanuel Bettencourt
Zoompass Holdings, Inc.
September 14, 2020
Page 2
         Services is a significant acquiree of Blockgration.
Form 10-Q for the period ended June 30, 2020

Financial Statements
Note 5 - Intangible Assets, Goodwill and Impairment, page F-15

2. We note that your recognized $13.4 million of impairment of goodwill in the three month period ended June 30, 2020. Please expand the disclosure to explain the reason for the timing and amount of the impairment, including a detailed explanation of the reason for such impairment during the same period as the consummation of the acquisition of
         Blockgration. Please also expand MD&A accordingly.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameEmanuel Bettencourt                          Sincerely,
Comapany NameZoompass Holdings, Inc.
                                                               Division of
Corporation Finance
September 14, 2020 Page 2                                      Office of
Technology
FirstName LastName